P.O. Box 2600

Valley Forge, PA 19482-2600

Cassandre_Juste@vanguard.com

September 14, 2020

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard World Fund (the “Trust”)

File No. 2-17620

Post-Effective Amendment No. 167

Dear Ms. Larkin,

This letter responds to your comments provided on August 26, 2020, on the above referenced post-effective amendment. The comments apply to Vanguard ESG U.S. Corporate Bond ETF, a series of the Trust (the “Fund”).

Comment 1:	Principal Investment Strategies
Comment:	Please provide more information on what is meant by companies “involved in and/or derive threshold amounts of revenue from certain activities.”

Response:	The disclosure has been revised accordingly.

Comment 2:                                 Principal Investment Strategies

Comment:	Please explain how the index methodology defines “controversial weapons” and “conventional weapons”.

Response:	The disclosure refers shareholders to the “Security Selection” section of the prospectus, which defines these terms.

Comment 3:	Principal Investment Strategies
Comment:	Please provide more information on the index provider’s ESG controversies assessment.

Response:	The disclosure has been revised accordingly.

Comment 4:	Principal Investment Strategies
Comment:	Please clarify how companies that do not report board diversity are assessed under the index methodology.

Response:	The disclosure has been revised accordingly.

Comment 5:	Principal Risks
Comment:	“Interest rate risk” mentions intermediate-term bonds. Please clarify how intermediate bonds will be used in the ETF.

Response:	The disclosure has been revised accordingly.

Comment 6:	Principal Risks
Comment:	To the extent they are considered principal risks, please add “concentration risk” and “tracking risk” to the principal risks section.

Response:	The disclosure has been revised accordingly.

Comment 7:	Security Selection
Comment:	Please state the name of the index provider.

Response:	The disclosure has been revised accordingly.

Comment 8:	Security Selection
Comment:	Please state the approximate number of index constituents in the target index.

Response:	The disclosure has been revised accordingly.

Please contact me at cassandre_juste@vanguard.com with any questions or comments regarding the above response.  Thank you.

Sincerely,

/s/ Cassandre L. Juste

Cassandre L. Juste

Associate Counsel

The Vanguard Group, Inc.